SWIRE PACIFIC

05010820

Our Ref: CSA/PAC1/20

24th August 2005

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose 2 copies of the 2005 Interim Reports of above Company for filing.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

MY/RK/ph
Encls.
P:\RK\Pac\Pac\PAC1-20 Interim&Final Result\2005 Interim\Ltr. distribute 2005 interim.doc

SWIRE PACIFIC

2005 Interim Report


SWIRE

INFORMATION FOR INVESTORS

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website: www.computershare.com.hk

Depositary

The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
U.S.A.

Website:	www.stockbny.com
Email:	shareowners@bankofny.com
Domestic toll free:	1-888-BNY-ADRs
International call:	610-382-7836

Stock Codes

	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Contents

	Note	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M (restated)	Year ended 31st December 2004 HK$M (restated)
	3			
Turnover		**8,988**	8,398	18,324
Operating profit		**7,667**	2,664	20,864
Profit attributable to Company's shareholders		**7,326**	3,004	18,705
Total equity (including minority interests)		**90,694**	69,619	85,248
Consolidated net borrowings		**8,518**	7,805	8,262
		HK$	HK$	HK$
Earnings per share	1			
'A' shares		**4.79**	1.96	12.22
'B' shares		**0.96**	0.39	2.44
		HK$	HK$	HK$
Dividends per share				
'A' shares		**0.600**	0.580	2.000
'B' shares		**0.120**	0.116	0.400
		HK$	HK$	HK$
Equity attributable to Company's shareholders per share				
'A' shares		**55.36**	42.21	51.70
'B' shares		**11.07**	8.44	10.34

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during the period.*
2. *These financial highlights have reflected the impact of the adoption of the new Hong Kong Financial Reporting Standards since 1st January 2005. Comparatives have been restated.*
3. *No valuation of the investment property portfolio was carried out at 30th June 2004, and no corresponding adjustment has been made for the six months period ending on that date.*

Underlying Profits

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Underlying operating profit	**2,585**	2,575	5,157
Underlying profit attributable to the Company's shareholders	**3,261**	2,930	6,538
	HK$	HK$	HK$
Underlying earnings per share ('A' shares)	**2.13**	1.91	4.27
	HK$	HK$	HK$
Underlying equity attributable to Company's shareholders per share ('A' shares)	**61.13**	45.51	56.84

Separate statements reconciling the profit per accounts, underlying profit and profit as reported under the previous accounting standards are provided in the Financial Review section on pages 12 to 16. The reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders is provided on page 16.

Consolidated results

The profit attributable to shareholders for the first half of 2005 was HK$7,326 million. These results reflect the adoption of new Hong Kong Financial Reporting Standards effective 1st January 2005. Underlying attributable profits which adjust for the impact of adopting Hong Kong Accounting Standard 40 and Interpretation 21 on investment properties and income taxes, amounted to HK$3,261 million, 11% up on the corresponding figure of HK$2,930 million in the first half of 2004. Improved rental income and good growth in the Beverages, Marine Services and Trading & Industrial Divisions more than compensated for reduced contributions from airline operations and residential sales.

Your directors have today declared interim dividends of HK¢60.0 (2004: HK¢58.0) per 'A' share and HK¢12.0 (2004: HK¢11.6) per 'B' share payable on 4th October 2005 to shareholders registered at the close of business on 22nd September 2005. The share registers will be closed from 16th September to 22nd September, both dates inclusive.

Operating results

The Property Division had an encouraging first half with higher occupancies and positive rental reversions seen towards the end of the period. A total of 975,000 square feet of additional office space was let during the period taking occupancy to around 90%. Underlying profits for the division, however, declined 4% from HK$1,483 million to HK$1,423 million primarily as a result of reduced contributions from sales of residential properties.

The Aviation Division reported a profit attributable to Swire Pacific of HK$952 million, some 2% lower than in the corresponding period in 2004. This reflects sharply higher fuel prices and a significant reduction in fuel hedging gains. Demand for both passenger and cargo capacity has remained strong enabling yields to be maintained notwithstanding the introduction of new capacity. Contributions from non-airline operations in the division have shown good growth, in particular from aircraft engineering operations in Hong Kong and Mainland China.

The Beverages, Marine Services and Trading & Industrial Divisions' combined profits attributable to Swire Pacific grew 29% to HK$870 million with particularly strong growth enjoyed by Taikoo Motors, Swire Resources, Swire Pacific Offshore and Beverage operations on the Mainland.

Finance

The group's financial position remains strong with gearing of 9% at 30th June 2005, and interest cover of 20.5 for the half year. Committed but undrawn facilities totalled HK$2,484 million. Since 30th June, Swire Properties has agreed to make a final payment in respect of the Taikoo Shing land premium in an amount of HK$1,531 million.

Corporate governance and financial reporting

The group has adopted the Hong Kong Financial Reporting Standards in presenting these interim accounts. Detailed analysis of the impact on these financial statements is provided in the Financial Review.

Prospects

With only limited new supply and growing demand, office rentals and occupancies are likely to continue their upward trend. The second half will also see a pick-up in profits from strong sales of residential apartments in Miami.

Prospects for the Aviation Division are more mixed with the likelihood of continued high fuel prices restricting profit growth.

With buoyant offshore oil services demand and continued high consumer spending across the region, profits from the other divisions are expected to be strong in the second half.

On 30th July 2005, the Company's offer to sell its entire 17.62% interest in Modern Terminals Limited ("MTL") for a total consideration of HK$2,900 million was accepted by two of the other shareholders of MTL pursuant to the provisions on pre-emption rights contained in its articles of association.

David Turnbull
Chairman
Hong Kong, 11th August 2005

Property Division

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M (restated)	2004 HK$M (restated)
Turnover			
Gross rental income derived from			
Offices	**798**	808	1,574
Retail	**1,134**	1,094	2,218
Residential	**98**	100	187
Non-recurring gross rental income			
Offices	**54**	–	–
Retail	**82**	–	–
Other income (Note 1)	**37**	42	81
Property investment	**2,203**	2,044	4,060
Property trading	**187**	274	2,506
Sale of investment properties	**501**	766	766
Total turnover	**2,891**	3,084	7,332
Operating profit derived from			
Property investment	**1,567**	1,447	2,810
Property trading	**61**	98	838
Sale of investment properties	**89**	245	245
Valuation gains on investment properties			
– change in fair value (Note 2)	**4,584**	–	15,620
– transferred to finance cost (Note 3)	**158**	500	500
– write-back of over-provision for land premium (Note 4)	**692**	–	–
Total operating profit	**7,151**	2,290	20,013
Share of post-tax profits from jointly controlled and associated companies			
Normal operations	**101**	44	147
Non-recurring items	**–**	–	299
Attributable profit	**5,488**	1,557	15,082

Notes:
1. *Other income is mainly estate management fees.*
2. *Refer to Note 2 in Financial Review section on page 13.*
3. *Refer to Note 4 in Financial Review section on page 13.*
4. *Refer to Note 5 in Financial Review section on page 13.*

The attributable profit in the table above reflects the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property". Particulars of the standard and its impact on the division's result are set out in the Financial Review Section on pages 12 to 16 and Note 3(i) to the Accounts on page 27. The underlying profit of the division, which excludes the impact of adopting HKAS 40 and Interpretation ("HKAS-Int") 21 is shown on page 4.

Property Division (continued)

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Attributable profit	**5,488**	1,557	15,082
Profit on sale of investment properties	**349**	408	408
Valuation gains from subsidiaries			
– change in fair value	**(4,584)**	–	(15,620)
– transfer to finance cost	**(158)**	(500)	(500)
– write-back of over-provision for land premium	**(692)**	–	–
Share of valuation gains from JCC and Associates	**(35)**	–	(44)
Others	**3**	3	5
Taxation	**890**	15	2,766
Minority interests	**162**	–	818
Underlying profit	**1,423**	1,483	2,915

Investment property portfolio – gross floor area ('000 square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	3,508	2,180	–	711	617
TaiKoo Place	4,451	2,640	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	810	183	–	585	42
Total completed	**12,734**	**6,881**	**1,811**	**3,383**	**659**
Under and pending development*	5,463	4,308	–	1,155	–
Total	**18,197**	**11,189**	**1,811**	**4,538**	**659**

* *Included in property under development is Taikoo Hui, which is accounted for at cost under land use rights and property, plant and equipment.*

Hong Kong investment property: Gross rental income for the half year to 30th June 2005 amounted to HK$2,166 million, compared with HK$2,002 million for the corresponding period in 2004. Income from the office portfolio was slightly lower than in 2004 as reversionary office rents were in general still negative in the first half of the year. However, occupancy increased from 82% (excluding Three Pacific Place) at the end of 2004 to around 90%. Three Pacific Place is now approximately 60% leased. With demand remaining strong rental levels are expected to continue to rise across the portfolio.

Retail rental income was higher than for the same period in 2004. Mainland tourist purchases have continued to lead a broad-based rise in retail sales.

The result for the half-year includes non-recurring gross rental income of HK$136 million, representing a change in the accounting treatment for rent-free periods. In prior years, rent-free periods were accounted for on a cash basis as they occurred in individual leases. With effect from 1st January 2005 these rent-free periods are recognised evenly over the committed terms of individual leases. The effect of this treatment is to bring into income, for the first half of 2005, HK$136 million which would otherwise have been recognised in future years.

Site formation work has almost been completed at 16 Westlands Road and the contract for construction of foundations and superstructure is expected to be awarded shortly, for completion in 2008. On completion the project will consist of an office building of approximately 1,550,000 square feet.

Valuation of investment properties: The portfolio of investment properties was valued at 30th June 2005 by professionally-qualified executives of the group. As a result of this valuation, Swire Pacific's operating profit increased by HK$4,584 million, reflecting the continuing recovery in office rentals and benchmarks set by recent transactions in the market.

Hong Kong property trading: All remaining inventory at Ocean Shores and Tung Chung Crescent was sold in the first half of the year. The development at 2A-2E Seymour Road will proceed once outstanding approvals have been obtained.

Sale of investment properties: Thirteen units at The Albany were sold in the first half of 2005, and the building is now sold out.

Hotels: The three hotels at Pacific Place, the JW Marriott, Conrad Hong Kong and Island Shangri-La, have benefited from high occupancy and increased room rates. At the Mandarin Oriental Miami results continue to improve.

Mainland China: Work has commenced at the Taikoo Hui mixed-use commercial development in Guangzhou, in which Swire Properties has a 97% stake, with completion expected in late 2008. A number of other opportunities on the Mainland are being actively explored.

USA: Construction has been completed at The Carbonell, a 284-unit condominium tower on Brickell Key, Miami. 283 units have been sold, and closings will commence shortly. Work is underway at Asia, a 123-unit condominum tower also on Brickell Key scheduled for completion in the first half of 2007. The project is around 88% sold. All units at Jade Residences have now been handed over to purchasers.

Taikoo Shing arbitration: The claim by the Hong Kong SAR Government Lands Department for land premium in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law. Following a fresh hearing held in February 2004, the arbitrator determined that the valuation dates for the purpose of quantifying the amount of land premium on the office towers should be the dates on which occupation permits were issued for each of the buildings, and that interest should be calculated at two-thirds of HIBID from those valuation dates.

Swire Properties and the Lands Department have been engaged in discussions to settle land premium figures for the Cityplaza office towers at the respective valuation dates. Those discussions have now concluded and the amount of land premium has been agreed to be HK$2,900 million.

Interest at two-thirds of HIBID from the relevant valuation dates to early September 2005 is calculated to be HK$658 million, of which HK$500 million was charged to profit and loss account in 2004 and the balance of HK$158 million in the first half of 2005. The total amount of premium and premium interest payable in relation to the Cityplaza office towers assuming a payment date in early September 2005 is now estimated to be HK$3,558 million. Swire Properties made a payment on account of premium to Government in an amount of HK$2,027 million in August 2004. A further payment of approximately HK$1,531 million is expected to be made in early September 2005, representing the balance of premium and premium interest.

An amount of HK$4,250 million was provided in the Swire Pacific group accounts for the year ended 31st December 2000 in relation to the Cityplaza office towers. This compares with the total amount of HK$3,558 million now estimated. The balance of HK$692 million remaining from the provision made in 2000 was credited to the profit and loss account in the first half of 2005. Prior to 2005 this amount of overprovision would have been credited to the group's property valuation reserve: following the group's adoption of the new Hong Kong Accounting Standards for the year commencing 1st January 2005, property valuation movements have been shown as part of the group's operating profit for the year.

Aviation Division

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Share of post-tax profits from associated companies			
Cathay Pacific Group*	**722**	764	1,923
Hong Kong Dragon Airlines	**15**	28	104
Hong Kong Aircraft Engineering Group	**130**	104	196
Hong Kong Air Cargo Terminals	**127**	120	255
	994	1,016	2,478
Attributable profit	**952**	976	2,393

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group and Hong Kong Dragon Airlines, which have been included in the attributable figures for those companies.*

Cathay Pacific Airways

		Six months ended 30th June 2005	Six months ended 30th June 2004	Change
Key Operating Highlights				
Revenue passenger kilometres ("RPK")	*Million*	**30,882**	26,835	+15.1%
Revenue passengers carried	*'000*	**7,333**	6,404	+14.5%
Passenger load factor	*%*	**78.1**	76.1	+2.0%pts
Passenger yield	*HK cents*	**47.2**	45.7	+3.3%
Cargo carried	*'000 tonnes*	**518**	470	+10.2%
Cargo and mail load factor	*%*	**65.9**	68.7	-2.8%pts
Cargo and mail yield	*HK$*	**1.75**	1.72	+1.7%
Cost per available tonne kilometre ("ATK")	*HK$*	**2.19**	2.07	+5.8%
Cost per ATK without fuel	*HK$*	**1.58**	1.62	-2.5%
Aircraft utilisation	*Hours per day*	**12.6**	11.7	+7.7%
On-time performance	*%*	**86.9**	91.2	-4.3%pts

Cathay Pacific Airways Limited: The Cathay Pacific group made a profit of HK$1,670 million during the first six months of 2005, compared to a profit of HK$1,771 million in the same period last year. Turnover increased by 21.5% to HK$23,884 million as the demand for both passenger and cargo services remained strong. However, the cost of fuel, which increased to 27.9% of net operating costs compared to 21.8% last year, dampened the overall result.

Demand for passenger services increased broadly in line with capacity growth. Business travel remained strong and the passenger load factor remained high at 78.1% for the period. Passenger yield increased by 3.3% to HK¢47.2. Demand for cargo services out of Hong Kong also remained strong throughout the period. The amount of cargo carried increased 10.2% to 517,920 tonnes. Cargo yield increased by HK$0.03 from HK$1.72 last year.

The benefit accruing from high demand and better yields has been largely offset by high fuel prices which at present show no sign of abating. Passenger and cargo fuel surcharges only partially mitigate the impact of soaring fuel prices.

In January, Cathay Pacific commenced freighter services to Shanghai and is now serving the city 12 times a week. A thrice-weekly passenger service to Xiamen was also introduced in February. A second daily service to Beijing was introduced and a third daily non-stop flight to Los Angeles was added to the summer schedule. The airline also increased services to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth. A new freighter service to Atlanta and Dallas will be introduced later this year.

Cathay Pacific took delivery of a new Boeing B747-400 freighter, one B777-300 and two Airbus A330-300 passenger aircraft in the first six months of the year. An additional A330-300 aircraft will be delivered in the second half of this year and three used B747-400 passenger aircraft and a B747-400 Special Freighter currently undergoing conversion at TAECO, will enter service by the end of the year.

The company's strategic partnership with Air China was further cemented with the signing of accords to code-share on flights and to participate in frequent flyer programmes.

While forward bookings are encouraging, the high price of fuel may make it difficult for the company to achieve a similar result in the second half. Delivering superior service and value for money remains the airline's focus as it continues to expand its network and strengthen Hong Kong as a global aviation hub.

AHK Air Hong Kong Limited ("AHK"): In the first half of 2005 AHK took delivery of two new A300-600 freighters, increasing its fleet to seven. AHK now operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.

With the expansion of its freighter network, capacity has increased by 71.5%. Load factor decreased to 57.1% while yield increased by 4.1% assisted by the focus on the regional express cargo market.

Hong Kong Dragon Airlines Limited ("Dragonair"): Dragonair recorded lower interim profits in 2005 as a result of the adverse impact of increasing fuel prices.

Passenger revenue increased significantly with the airline carrying 2.4 million passengers, 15.5% higher than last year. Passenger load factor increased by 2.8 percentage points while the passenger yield decreased by 0.6%.

Demand for cargo was robust. 179,931 tonnes of cargo were carried during the period, representing growth of 21.8% over last year. Cargo yield remained stable whilst the cargo load factor decreased by 2.5 percentage points.

In April, the airline commenced its first trans-Pacific freighter service to New York. Two A330s and one A320 joined the fleet in the first six months and as a result Dragonair had a fleet of 33 aircraft at the end of June. One A330 will be delivered in October 2005.

Hong Kong Aircraft Engineering Company ("HAECO"): The HAECO group achieved an attributable profit of HK$289 million (2004: HK$232 million). Profit after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") and Hong Kong Aero Engine Services Limited ("HAESL") improved by 26% and 38% respectively and contributions after tax from these businesses totalled HK$160 million (2004: HK$119 million).

Aircraft traffic through the Hong Kong International Airport, and consequently HAECO's line maintenance business, continued to show good growth. Demand for heavy maintenance work in Hong Kong and Xiamen continued to be robust, with both facilities fully occupied for most of the period.

Construction of the new two-storey office on the cargo apron and a second hangar at the Hong Kong International Airport are in progress. The two facilities are expected to open in early 2006 and 2007 respectively. The fourth hangar in Xiamen will start operations in November 2005.

The first Boeing B747-400 passenger to freighter aircraft conversion for Cathay Pacific commenced in March at TAECO. The aircraft is scheduled for redelivery before the end of the year.

Hong Kong Air Cargo Terminals ("Hactl"): Hactl reported 5.6% growth in tonnage for the first half of 2005. Exports and transhipments showed good growth over 2004 while imports were slightly lower.

Cathay Pacific Catering Services Group: The airline catering group recorded a satisfactory interim profit due to increased meal volumes. However the profit margin declined due to considerable pressure on prices.

The overseas flight kitchens generally performed well in the first half of 2005 although the Vietnam operation was adversely affected by a fall in tourist traffic as a result of the recurrence of avian flu.

Hong Kong Airport Services Limited ("HAS"): HAS recorded good growth in revenue and interim profit with the increase in traffic at the Hong Kong International Airport.

Beverages Division

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Turnover*	**2,455**	2,433	4,978
Operating profit	**147**	121	380
Share of post-tax profits from jointly controlled companies	**118**	104	215
Attributable profit	**205**	154	385

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$2,719 million in the first half of 2005 (2004: first half HK$2,239 million; full year HK$4,496 million).*

Segment information

	Turnover			Attributable Profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	2004 HK$M
Hong Kong	**604**	626	1,358	**39**	37	119
Taiwan	**487**	501	1,029	**17**	20	50
USA	**1,364**	1,306	2,591	**93**	55	122
Mainland China	**–**	–	–	**70**	58	124
Head office – costs	**–**	–	–	**(14)**	(16)	(30)
	2,455	2,433	4,978	**205**	154	385

	Six months ended 30th June 2005				
	Total	Hong Kong	Taiwan	USA	Mainland China
Sales volume (million cases)	251.7	21.1	20.1	38.5	172.0
Franchise population (million)	426.1	6.9	22.7	5.8	390.7
Number of plants	13	1	2	2	8
Number of employees	14,767	1,253	939	1,696	10,879

The Beverages Division made an attributable profit of HK$205 million for the half year, compared with a profit of HK$154 million for the same period last year. The growth in profits was largely driven by improved results in the USA and Mainland China. Year-on-year, total sales volumes grew 12%.

Hong Kong experienced a slow start to the year facing the combination of particularly poor weather and competitors seeking to compensate for the weaker demand through price discounting. In addition, material costs in particular for PET packaging were higher than in the same period last year. Tight control of other costs substantially offset higher material costs. The first half closed more positively resulting in slightly improved profits although, overall, sales volume declined 3% compared to the first half of last year.

In **Taiwan**, sales volumes for the first six months fell by 9% compared to the same period last year due to the continuing decline in the carbonated soft drinks ("CSDs") category and delays experienced in the launch of new non-carbonated beverages. Lower financing charges and operating cost savings partly contained the consequential drop in profit. The second half should benefit from new product launches and continued tight control of costs.

The **USA** operations countered the problems of higher material and transportation costs with a combination of better merchandising and pricing strategies and slightly higher sales volumes. Consequently, underlying operating results saw good growth.

The solid performance should continue in the second half assisted by the recent launch of Coke Zero and continued strong demand for the Dr. Pepper portfolio.

The attributable profit from **Mainland China** grew 21% to HK$70 million driven by 21% growth in sales volume. Overall profit growth was tempered by higher material and operating costs.

The CSDs portfolio remains strong and the non-carbonated portfolio continues to improve. The tea and juice brands have benefited from recent flavour extensions and a broadening of the distribution base to cover all territories. In the second half, sales are expected to be buoyed by new product and line extensions.

Marine Services Division

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Swire Pacific Offshore			
Turnover	**714**	643	1,297
Operating profit	**154**	160	308
Attributable profit*	**205**	164	326
Share of post-tax profits from jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	**23**	18	50
Container terminal operations	**191**	161	365
Offshore oil support services	**77**	12	33
	291	191	448
Attributable profit	**419**	343	741

* *Including post-tax profits from jointly controlled and associated companies shown below.*

	Six months ended 30th June		Year ended 31st December
	2005	2004	2004
Fleet size (number of vessels)			
Swire Pacific Offshore	**63**	60	62
Hongkong Salvage & Towage	**31**	28	28
Total	**94**	88	90
Container terminal throughput ('000 TEUs)			
Modern Terminals	**2,488**	1,965	4,353
Shekou Container Terminals	**1,123**	1,002	2,123
Total	**3,611**	2,967	6,476

The division reported attributable profits for the first half year of HK$419 million, compared with HK$343 million for the same period in 2004.

Swire Pacific Offshore: The sustained rise in oil price has led to an increase in global exploration activity. This has resulted in higher charter rates for Swire Pacific Offshore's fleet. Forward coverage has also reached a three-year high and the outlook for the second half of 2005 remains positive. Profits in the first half were augmented by the sale of an oil rig by an associated company.

During the first half of 2005 the company sold *Atlantic Defender* and took delivery of two new anchor-handling vessels. This has increased the fleet to 63 vessels, including eight vessels held by a jointly controlled company. Over the next three years, the company will take delivery of 12 new anchor-handling vessels and four platform supply vessels, of which two are ice-class. The addition of new vessels is a core part of the ongoing plan to reduce the overall age of its fleet and will put the company in a good position to take advantage

Marine Services Division (continued)

of market strength. Global reach continues to grow with contracts extended to new locations such as Sakhalin and Mauritania.

Hongkong United Dockyards Group reported improved operating profits for all divisions although these were partly offset by increased finance charges. The group has taken delivery of three new tugs during the first six months of 2005, increasing the total fleet size to 31, 13 of which are currently based in Hong Kong.

Modern Terminals' throughput for the first half of 2005 increased significantly due to increases in transhipments. Profit contributions from the Hong Kong operation and from the investments in container terminals in Mainland China have both increased against the same period last year.

Shekou Container Terminals (I and II): As a result of the continued economic growth in South China, Shekou Container Terminals recorded 12% growth in volume in the first half of 2005. Accordingly, turnover and profit after tax have increased 29% and 27% respectively.

Trading & Industrial Division

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Turnover			
Taikoo Motors group	**2,056**	1,579	3,265
Swire Resources group	**743**	538	1,167
Other subsidiaries	**148**	133	307
	2,947	2,250	4,739
Operating profits/(losses)			
Taikoo Motors group	**141**	68	147
Swire Resources group	**68**	47	96
Other subsidiaries and head office costs	**(7)**	(8)	(19)
Profit on sale of property	**–**	16	16
Discontinued businesses	**–**	7	14
	202	130	254
Attributable profits/(losses)			
Taikoo Motors group	**105**	51	106
Swire Resources group	**51**	36	71
Other subsidiaries and head office costs	**(6)**	(6)	(18)
Profit on sale of property	**–**	16	16
Discontinued businesses	**–**	7	14
	150	104	189
Share of post-tax profits from jointly controlled companies			
Swire SITA group	**35**	37	86
CROWN Beverage Cans group	**26**	23	55
ICI Swire Paints	**34**	9	36
Swire Resources group	**1**	4	9
	96	73	186
Attributable profit	**246**	177	375

The division reported a half year attributable profit of HK$246 million, a 39% increase on the first half of 2004.

Taikoo Motors Taiwan reported a profit of HK$105 million in the first half of 2005 compared to HK$51 million in the same period last year. The company sold 7,608 vehicles, 29% ahead of the same period last year and well above the 13% growth in the overall Taiwan imported car market. Margins have benefited from the Taiwan dollar appreciation during the period. The company commenced distribution of VW light commercial vehicles in the first quarter and initial results are encouraging. Sales of Volvo trucks and buses regained momentum in the first half of the year and the forward order book is firm. Prospects for the company in the second half are sound.

Swire Resources, the division's sports shoe and apparel distribution and retail company, saw strong sales and profit growth in the first half, ahead of the same period last year by 38% and 30% respectively. The company is distributor for 17 brands in Hong Kong and two brands in Mainland China with 94 shops in Hong Kong and 44 shops in Shanghai and Beijing. Margins improved due to reduced discounting and favourable sales mix with sales of sports accessories and apparel growing at a faster rate than that for sports shoes. Most brands in the portfolio performed well with sales of Puma and Columbia particularly strong. The outlook for the second half of 2005 is positive.

Taikoo Sugar reported a loss of HK$2.3 million in the first half of the year compared to a loss of HK$2.2 million in the same period last year. Sales in Hong Kong were flat with retail margins under pressure. Substantial sales growth was achieved in Mainland China.

Swire Duro reported a loss of HK$2.2 million in the first half of 2005 compared to a loss of HK$2.8 million in the same period last year. Prospects for the second half are more encouraging.

Swire SITA Waste Services' profit was in line with the same period last year. The Hong Kong transfer stations and landfills recorded higher waste receipts. Waste volumes for the company's waste-to-energy incinerator in Kaohsiung, Taiwan, were adequate but fees continued to be low. Construction of the hazardous waste incinerator in Shanghai, in which the company has a 40% interest, is progressing as planned with operations scheduled to start in July 2006.

The CROWN Beverage Cans group returned a HK$26 million post-tax profit attributable to the group in the first half of 2005 compared to HK$23 million for the same period in 2004. Demand from the beverage industry in Mainland China continued to be strong with sales volume up 20% in the first half. Margins fell due to the higher aluminium price. The Hanoi plant reported improved earnings on the back of robust sales growth. Prospects for the second half are satisfactory although margins will continue to be under pressure from higher raw material and power costs.

ICI Swire Paints reported a post-tax profit of HK$34 million attributable to the group in the first half of 2005, a substantial increase over the HK$9 million for the first half of 2004. Sales in Hong Kong were flat while sales in Mainland China recorded robust volume growth of 23%. The company continues to increase its product portfolio and is expanding its distribution network. Higher raw material costs have been generally offset by retail price increases. The profit in the first half year was lifted by the write-back of rebate provisions from 2004 amounting to HK$18 million. Prospects for the second half are encouraging.

Additional information is provided below to illustrate the impact and key changes on the group's financial results and positions arising from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRS"). These statements set out the reconciliations between profit per accounts, underlying profit and profit as reported under the previous accounting standards in effect until 31st December 2004 (the "Old HKAS") for the periods ending 30th June 2005, 31st December and 30th June 2004. In addition there is a reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders ended on those same dates.

Reconciliation of Profit Per Accounts, Underlying Profit and Profit Under the Old HKAS

for the six months ended 30th June 2005

		HKAS 40 and HKAS-Int 21								
		Investment property and deferred tax								
	Profit per accounts	Sale of property (Note 1)	Fair value changes (Note 2)	Owner – occupied property (Note 3)	Taikoo Shing interest (Note 4)	Write-back of land premium (Note 5)	Underlying profit	HKAS 1 Presentation of financial statements (Note 6)	HKAS 32 / HKAS 39 Financial instruments (Note 7)	Profit under the Old HKAS
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	8,988						8,988			8,988
Cost of sales	(5,136)	349					(4,787)			(4,787)
Gross profit	3,852	349					4,201			4,201
Other income	954				(158)	(692)	104		(51)	53
Distribution costs	(1,087)						(1,087)			(1,087)
Administrative expenses	(527)			3			(524)			(524)
Other operating expenses	(109)						(109)			(109)
Change in fair value of investment properties	4,584		(4,681)	97			–			–
Operating profit	7,667	349	(4,681)	100	(158)	(692)	2,585		(51)	2,534
Finance charges	(389)						(389)		(32)	(421)
Finance income	15						15		–	15
Net finance charges	(374)						(374)		(32)	(406)
Share of profits less losses of jointly controlled companies	419		(30)				389	71		460
Share of profits less losses of associated companies	1,181		(5)				1,176	235	(98)	1,313
Profit before taxation	8,893	349	(4,716)	100	(158)	(692)	3,776	306	(181)	3,901
Taxation	1,152	62	(820)	17	(28)	(121)	262	306	(12)	556
Profit for the period	7,741	287	(3,896)	83	(130)	(571)	3,514	–	(169)	3,345
Attributable to:										
Company's shareholders	7,326	287	(3,732)	81	(130)	(571)	3,261		(169)	3,092
Minority interests	415		(164)	2			253			253
	7,741	287	(3,896)	83	(130)	(571)	3,514	–	(169)	3,345
Earnings per share ('A' shares) HK$	4.79						2.13			2.02

Notes:

1. Profit on sale of investment properties

Under the former accounting policy, when an investment property was sold the amount shown in the profit and loss account represented the difference between the selling price and cost and a transfer was made between profit and loss account and property valuation reserve, representing the difference between cost and the carrying value. Under HKAS 40, the amount shown in the profit and loss account on sale of an investment property is the difference between selling price and carrying value.

2. (a) Change in fair value of investment properties

This adjustment is the amount by which the group's investment property increased in fair value during the first half of 2005 and the full year of 2004, which hitherto had been credited to the group's property valuation reserve. Under HKAS 40 all movements in fair value are now shown in the profit and loss account, and the cumulative amount of the property valuation reserve as at 31st December 2004 has been transferred to revenue reserves (see Note 16 to the Accounts). No valuation of the investment property portfolio was carried out at 30th June 2004, and no corresponding adjustment has been made for the six-month period ended on that date.

2. (b) Deferred taxation in respect of change in fair value of investment properties

HKAS Interpretation 21 requires that deferred taxation be provided in respect of valuation surpluses and deficits on leasehold investment property at profits tax rates. This adjustment therefore provides for taxation on the change in fair value of investment properties for the six months ended 30th June 2005 and the year ended 31st December 2004. Capital gains arising on sale of property in Hong Kong are not subject to taxation.

3. Reclassification of owner-occupied investment properties

Under HKAS 40, the portion of owner-occupied investment properties should be reclassified and accounted for as property, plant and equipment under HKAS 16 and subject to annual depreciation unless that portion of investment properties cannot be sold separately. Prior to 2005 an exemption was applied under the Old HKAS where owner-occupied portion represented less than 15% of the properties.

4. Transfer from property valuation reserve to profit and loss account of finance cost relating to land premium

This adjustment represents the release of an amount previously charged against the property valuation reserve in relation to the Taikoo Shing Arbitration, but transferred to finance cost when the quantum of premium was determined. For the six months ended 30th June 2005 this amount was HK$158 million, whilst for the six months ended 30th June 2004 and year ended 31st December 2004 the amount was HK$500 million, an amount determined at the time a payment on account was made in 2004.

5. Write-back of overprovision of land premium

This represents the amount of HK$692 million overprovided in 2000 in respect of the Taikoo Shing Arbitration premium and interest. Under HKAS 40 such a movement must be released in the profit and loss account, where previously it would have been released as a movement in the property valuation reserve.

6. Reclassification of taxation

The share of profits less losses of jointly controlled and associated companies are shown after tax in accordance with HKAS 1. Previously, tax had been shown separately.

7. Remeasurements of financial liabilities and change in fair value of derivative financial instruments

This represents the remeasurements of financial liabilities as well as the movements in fair value of those derivative financial instruments which do not qualify as effective hedging instruments. Further details can be found in Note 3 (iii) and (iv) to the Accounts on pages 27 and 28.

Reconciliation of Profit Per Accounts, Underlying Profit and Profit Under the Old HKAS

For the six months ended 30th June 2004

		HKAS 40 and HKAS-Int 21 Investment property and deferred tax					HKAS 1	HKAS 32	
	Profit per accounts HK$M	Sale of property (Note 1) HK$M	Fair value changes (Note 2) HK$M	Owner – occupied property (Note 3) HK$M	Taikoo Shing interest (Note 4) HK$M	Underlying profit HK$M	Presentation of financial statements (Note 6) HK$M	Financial instruments (Note 7) HK$M	Profit under the Old HKAS HK$M
Turnover	8,398					8,398			8,398
Cost of sales	(4,762)	408				(4,354)			(4,354)
Gross profit	3,636	408				4,044			4,044
Other income	586				(500)	86		22	108
Distribution costs	(968)					(968)			(968)
Administrative expenses	(503)			3		(500)			(500)
Other operating expenses	(87)					(87)			(87)
Change in fair value of investment properties	–					–			–
Operating profit	2,664	408		3	(500)	2,575		22	2,597
Finance charges	(688)					(688)			(688)
Finance income	16					16			16
Net finance charges	(672)					(672)			(672)
Share of profits less losses of jointly controlled companies	257					257	52		309
Share of profits less losses of associated companies	1,171					1,171	192		1,363
Profit before taxation	3,420	408		3	(500)	3,331	244	22	3,597
Taxation	205	73			(88)	190	244		434
Profit for the period	3,215	335		3	(412)	3,141	–	22	3,163
Attributable to:									
Company's shareholders	3,004	335		3	(412)	2,930		22	2,952
Minority interests	211					211			211
	3,215	335		3	(412)	3,141	–	22	3,163
Earnings per share ('A' shares) HK$	1.96					1.91			1.93

Notes: Please refer to page 13.

Reconciliation of Profit Per Accounts, Underlying Profit and Profit Under the Old HKAS

For the year ended 31st December 2004

		HKAS 40 and HKAS-Int 21 Investment property and deferred tax					HKAS 1	HKAS 32	
	Profit per accounts	Sale of property (Note 1)	Fair value changes (Note 2)	Owner – occupied property (Note 3)	Taikoo Shing interest (Note 4)	Underlying profit	Presentation of financial statements (Note 6)	Financial instruments (Note 7)	Profit under the Old HKAS
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	18,324					18,324			18,324
Cost of sales	(10,458)	408				(10,050)			(10,050)
Gross profit	7,866	408				8,274			8,274
Other income	654				(500)	154		6	160
Distribution costs	(2,035)					(2,035)			(2,035)
Administrative expenses	(988)			5		(983)			(983)
Other operating expenses	(253)					(253)			(253)
Change in fair value of investment properties	15,620		(15,876)	256		–			–
Operating profit	20,864	408	(15,876)	261	(500)	5,157		6	5,163
Finance charges	(999)					(999)			(999)
Finance income	33					33			33
Net finance charges	(966)					(966)			(966)
Share of profits less losses of jointly controlled companies	978		(72)			906	149		1,055
Share of profits less losses of associated companies	2,795		28			2,823	389		3,212
Profit before taxation	23,671	408	(15,920)	261	(500)	7,920	538	6	8,464
Taxation	3,462	73	(2,796)	45	(88)	696	538		1,234
Profit for the period	20,209	335	(13,124)	216	(412)	7,224	–	6	7,230
Attributable to:									
Company's shareholders	18,705	335	(12,296)	206	(412)	6,538		6	6,544
Minority interests	1,504		(828)	10		686			686
	20,209	335	(13,124)	216	(412)	7,224	–	6	7,230
Earnings per share ('A' shares) HK$	12.22					4.27			4.27

Notes: Please refer to page13.

Reconciliation of Equity Attributable to Company's Shareholders Per Accounts and Underlying Equity Attributable to Company's Shareholders

Underlying equity attributable to Company's shareholders ignores the impact of deferred tax on property revaluations required under HKAS 40 and HKAS-Int 21.

	30th June		31st December
	2005 HK$M	2004 HK$M (Note 1)	2004 HK$M
Equity attributable to Company's shareholders per accounts	**84,751**	64,632	79,157
HKAS 40 adjustments (net)	**8,837**	5,040	7,862
Underlying equity attributable to Company's shareholders	**93,588**	69,672	87,019
Underlying minority interests	**6,433**	5,254	6,544
Underlying total equity	**100,021**	74,926	93,563
	HK$	HK$	HK$
Equity attributable to Company's shareholders per share ('A' shares)			
Per accounts	**55.36**	42.21	51.70
Underlying	**61.13**	45.51	56.84

Note 1: These adjustments are based on cumulative valuation gains as at 1st January 2004 since no revaluation was carried out at 30th June 2004.

Cash Flow Summary

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Net cash generated by businesses and investments:			
Cash generated from operations	**1,654**	2,112	4,049
Cash from asset realisations*	**1,164**	2,173	2,481
Dividends received	**1,382**	1,446	2,239
Capital expenditure and investments**	**(1,340)**	(1,061)	(2,679)
Tax and net interest paid	**(435)**	(566)	(1,368)
	2,425	4,104	4,722
Cash paid to shareholders and net funding by external debt:			
Dividends paid	**(2,734)**	(1,607)	(2,549)
Increase/(decrease) in borrowings	**78**	(1,747)	(816)
Repayment of capital contribution to minority interest	**(5)**	(143)	(282)
	(2,661)	(3,497)	(3,647)
(Decrease)/increase in cash and cash equivalents	**(236)**	607	1,075

* *Includes proceeds from disposal of property, plant and equipment, investment properties, a subsidiary company and the sale of shareholdings in and repayments of loans by jointly controlled and associated companies and available-for-sale investments as well as net changes in long-term receivables.*

** *Includes additions to property, plant and equipment, investment properties, intangibles and deferred expenditure, purchase of shareholdings in and loans to jointly controlled and associated companies.*

Cash from asset realisations was derived mainly from the sale of residential properties in particular units in Ocean Shores and The Albany. Other receipts include the proceeds received from the sale of 7.5% shareholding of Shekou Container Terminals.

Capital expenditure and investments are mainly in respect of construction costs for Three Pacific Place, the purchase of a 20% interest in the company which recently acquired the PCCW Tower and the acquisition of 7.48% shareholding of Shekou Container Terminals Phase II.

Net Debt

Equity attributable to Company's shareholders and minority interests at 30th June 2005 totalled HK$90,694 million (restated as at 31st December 2004: HK$85,248 million). At 30th June 2005, net borrowings were HK$8,518 million, compared to HK$8,262 million at 31st December 2004 (restated).

Surplus Funds

The group had surplus funds of HK$1,371 million which consist of short-term deposits and bank balances and investment securities as at 30th June 2005, compared to HK$1,594 million as at 31st December 2004.

Gearing Ratio and Interest Cover

	Note	Six months ended 30th June		Year ended 31st December
		2005	2004 (restated)	2004 (restated)
Gearing ratio	*1*			
Per accounts		**9%**	11%	10%
Underlying		**9%**	10%	9%
Interest cover – times	*2*			
Per accounts		**20.50**	3.96	21.60
Underlying		**6.91**	3.83	5.34
Cash interest cover – times	*3*			
Per accounts		**19.26**	3.37	19.07
Underlying		**6.49**	3.26	4.71

Notes:

1. *Gearing represents the ratio of net borrowings to total equity (including minority interests).*
2. *Interest cover is calculated by dividing operating profit by net finance charges.*
3. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
4. *The calculation of underlying operating profit and underlying total equity is shown in the Financial Review section on pages 12 to 16.*

Analysis of Gross Borrowings

At 30th June 2005, 62% of the group's gross borrowings were on a fixed rate basis and 38% were on a floating basis.

Loan maturity profile

	HK$M	
Within 1 year	2,878	29%
1 – 2 years	–	–
2 – 5 years	2,176	22%
Over 5 years	4,835	49%
	9,889	100%

Currency profile

	HK$M	
Hong Kong Dollar	6,601	67%
United States Dollar	2,959	30%
New Taiwan Dollar	323	3%
Others	6	–
	9,889	100%

Sources of Finance

At 30th June 2005, committed loan facilities and debt securities amounted to HK$11,805 million, of which HK$2,484 million or 21% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,178 million. Sources of funds at 30th June 2005 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,663	4,663	–
Fixed/Floating Rate Notes	1,983	1,983	–
Bank and other loans	5,159	2,675	2,484
	11,805	9,321	2,484
Uncommitted facilities			
Money market and others	3,783	605	3,178
Other borrowing costs		(37)	
TOTAL		9,889	

Accounting for Derivatives

HKAS 39 addresses the recognition and measurement of derivative financial instruments. The general principle of the standard is that all derivative financial assets and financial liabilities should be recognised on the balance sheet at fair value.

The standard requires that any gains or losses resulting from a change in fair value of a derivative be taken to the profit and loss account, unless it is designated as a cash flow hedge when its gain or loss is taken to reserves. Particulars of the standard can be found in Note 3(iv) to the Accounts on page 28.

The adoption of HKAS 39 has resulted in gains or losses on a number of derivatives being taken to the profit and loss account as they do not qualify as cash flow hedges under new definitions.

In prior years, Swire Pacific did not recognise derivatives in the balance sheet.

The group has not restated prior year comparatives. The adoption of HKAS 39 has resulted in a decrease in opening revenue reserves of HK$114 million and an increase in the cash flow hedge reserve of HK$80 million at 1st January 2005.

The group continues to hedge its exposure to interest, foreign exchange and commodity fluctuations using derivatives. The group's hedging policy has not changed as a result of the introduction of HKAS 39.

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled and associated companies and third parties at 30th June 2005 amounted to HK$1,389 million compared to HK$1,425 million at 31st December 2004 (restated).

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at 30th June 2005 and at the end of 2004. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to the group's net debt, gearing would rise to 17%.

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 HK$M	31st December 2004 HK$M
Property Division	**1,889**	2,020	**615**	645	**323**	329
Aviation Division						
Cathay Pacific	**11,288**	11,187	**5,232**	5,199	**–**	–
Hactl	**1,320**	1,542	**264**	380	**–**	–
Dragonair	**2,618**	1,948	**418**	345	**–**	–
Other Aviation Division companies	**46**	11	**(197)**	(200)	**7**	8
Beverages Division	**(379)**	(515)	**(197)**	(251)	**–**	–
Marine Services Division	**3,475**	3,030	**786**	716	**500**	500
Trading & Industrial Division	**(422)**	(570)	**(188)**	(241)	**–**	–
	19,835	18,653	**6,733**	6,593	**830**	837

Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below.

Affiliated companies include the group's jointly controlled and associated companies. As at 30th June 2005, the group had loans to affiliated companies totalling HK$10,130 million (before group provisions) and has given guarantees of HK$1,297 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$11,427 million. These amounts exceed 8% of the group's total assets as at 30th June 2005.

	30th June 2005	
	Proforma combined balance sheet HK$M	The group's attributable interest HK$M
Non-current assets	27,208	9,857
Current assets	3,765	1,170
Current liabilities	(3,338)	(1,225)
Non-current liabilities	(3,660)	(1,235)
Minority interests	(300)	(147)
Shareholders' advances	(26,685)	(10,130)
	(3,010)	(1,710)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2005 – unaudited

	Note	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M (restated)	Year ended 31st December 2004 HK$M (restated)
Turnover	5	**8,988**	8,398	18,324
Cost of sales		**(5,136)**	(4,762)	(10,458)
Gross profit		**3,852**	3,636	7,866
Other income		**954**	586	654
Distribution costs		**(1,087)**	(968)	(2,035)
Administrative expenses		**(527)**	(503)	(988)
Other operating expenses		**(109)**	(87)	(253)
Change in fair value of investment properties		**4,584**	–	15,620
Operating profit	6	**7,667**	2,664	20,864
Finance charges		**(389)**	(688)	(999)
Finance income		**15**	16	33
Net finance charges	7	**(374)**	(672)	(966)
Share of profits less losses of jointly controlled companies		**419**	257	978
Share of profits less losses of associated companies		**1,181**	1,171	2,795
Profit before taxation		**8,893**	3,420	23,671
Taxation	8	**1,152**	205	3,462
Profit for the period		**7,741**	3,215	20,209
Attributable to:				
Company's shareholders		**7,326**	3,004	18,705
Minority interests		**415**	211	1,504
		7,741	3,215	20,209
Dividends				
Interim – proposed/paid		**919**	888	888
Final – proposed		**–**	–	2,174
		919	888	3,062
		HK$	HK$	HK$
Earnings per share for profit attributable to Company's shareholders (basic and diluted)	9			
'A' shares		**4.79**	1.96	12.22
'B' shares		**0.96**	0.39	2.44

	2005 Interim HK$	2004 Interim HK$	2004 Final HK$	2004 Total HK$
Dividends per share				
'A' shares	**0.600**	0.580	1.420	2.000
'B' shares	**0.120**	0.116	0.284	0.400

CONSOLIDATED BALANCE SHEET

at 30th June 2005 – unaudited

	Note	30th June 2005 HK$M	31st December 2004 HK$M (restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*10*	**6,546**	6,463
Investment properties	*10*	**78,714**	74,396
Leasehold land and land use rights	*10*	**672**	591
Intangible assets	*10*	**18**	–
Jointly controlled companies		**3,619**	3,809
Associated companies		**19,157**	18,336
Available-for-sale investments		**446**	299
Long-term receivables		**25**	14
Derivative financial instruments	*14*	**32**	–
Deferred expenditure		**98**	28
Deferred tax assets	*15*	**23**	15
Retirement benefit assets		**160**	163
		109,510	104,114
Current assets			
Properties for sale	*11*	**985**	874
Stocks and work in progress		**1,317**	1,236
Trade and other receivables	*12*	**2,594**	2,059
Derivative financial instruments	*14*	**23**	–
Short-term deposits and bank balances		**1,257**	1,500
		6,176	5,669
Current liabilities			
Trade and other payables	*13*	**4,020**	3,952
Provisions		**1,534**	2,228
Taxation		**264**	223
Derivative financial instruments	*14*	**38**	–
Bank overdrafts and short-term loans - unsecured		**1,831**	2,635
Long-term loans and bonds due within one year		**1,048**	11
		8,735	9,049
Net current liabilities		**(2,559)**	(3,380)
Total assets less current liabilities		**106,951**	100,734
Non-current liabilities			
Perpetual capital securities		**4,644**	4,639
Long-term loans and bonds		**2,366**	2,570
Derivative financial instruments	*14*	**48**	–
Deferred tax liabilities	*15*	**8,951**	8,034
Deferred liabilities		**91**	111
Retirement benefit liabilities		**157**	132
		16,257	15,486
NET ASSETS		**90,694**	85,248
Equity attributable to Company's shareholders			
Share capital		**919**	919
Reserves	*16*	**83,832**	78,238
		84,751	79,157
Minority interests	*17*	**5,943**	6,091
TOTAL EQUITY		**90,694**	85,248

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Operating activities			
Cash generated from operations	**1,654**	2,112	4,049
Interest paid	**(255)**	(353)	(713)
Interest received	**9**	11	33
Profits tax paid	**(189)**	(224)	(688)
	1,219	1,546	2,681
Dividends received from jointly controlled and associated companies and available-for-sale investments	**1,382**	1,446	2,239
Net cash from operating activities	**2,601**	2,992	4,920
Investing activities			
Purchase of property, plant and equipment	**(452)**	(184)	(714)
Purchase of investment properties	**(266)**	(332)	(1,196)
Proceeds from property, plant and equipment disposals	**109**	151	165
Proceeds from investment properties disposal	**499**	744	744
Proceeds from sale of a subsidiary company	**37**	–	–
Purchase of shareholdings in and loans to jointly controlled companies	**(213)**	(304)	(500)
Purchase of shareholdings in and loans to associated companies	**(312)**	(225)	(248)
Purchase of intangible assets	**(18)**	–	–
Sale of shareholdings in and repayment of loans by jointly controlled companies	**510**	1,229	1,515
Sale of shareholdings in and repayment of loans by associated companies	**6**	42	48
Sale of shareholdings in and repayment of loans by available-for-sale investments	**2**	1	-
Decrease in long-term receivables	**1**	6	9
Deferred expenditure	**(79)**	(16)	(21)
Net cash (used in)/generated from investing activities	**(176)**	1,112	(198)
Net cash inflow before financing	**2,425**	4,104	4,722
Financing activities			
Loans drawn and refinancing	**1,081**	431	3,684
Repayment of loans	**(1,003)**	(2,178)	(4,500)
Repayment of capital contribution to minority interests	**(5)**	(143)	(297)
Capital contribution from minority interests	**–**	–	15
Dividends paid – to Company's shareholders	**(2,174)**	(1,562)	(2,450)
– to minority interests	**(560)**	(45)	(99)
Net cash used in financing activities	**(2,661)**	(3,497)	(3,647)
(Decrease)/increase in cash and cash equivalents	**(236)**	607	1,075
Cash and cash equivalents at 1st January	**1,486**	401	401
Currency adjustment	**(2)**	–	10
Cash and cash equivalents at end of the period	**1,248**	1,008	1,486
Represented by:			
Bank balances and short-term deposits maturing within three months	**1,257**	1,033	1,500
Bank overdrafts	**(9)**	(25)	(14)
	1,248	1,008	1,486

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M (restated)	Year ended 31st December 2004 HK$M (restated)
At 1st January			
– as originally stated	**86,995**	67,960	67,960
– as previously separately reported as minority interests	**6,544**	5,231	5,231
– change in accounting standards (Note 16 and 17)	**(8,328)**	(5,258)	(5,258)
– as restated	**85,211**	67,933	67,933
Exchange differences on cash flow hedges			
– recognised during the period	**487**	77	(449)
– deferred tax recognised	**(64)**	(19)	32
Fair value gains/(losses) on available-for-sale investments recognised during the period	**90**	(16)	76
Exchange differences	**6**	39	61
Net income/(expense) recognised directly in equity	**519**	81	(280)
Profit for the period	**7,741**	3,215	20,209
Total recognised income for the period	**8,260**	3,296	19,929
Exchange differences on cash flow hedges			
– transferred to the profit and loss account	**(15)**	98	178
– transferred to initial costs of hedged items	**(24)**	–	–
Goodwill reinstated on disposal of subsidiary, jointly controlled and associated companies	**–**	42	36
Dividends paid			
– to Company's shareholders	**(2,174)**	(1,562)	(2,450)
– to minority interests	**(560)**	(45)	(99)
Repayment of capital contribution to minority interests	**(4)**	(143)	(279)
At the end of the period	**90,694**	69,619	85,248
Total recognised income for the period attributable to			
– Company's shareholders	**7,841**	3,083	18,413
– minority interests	**419**	213	1,516
	8,260	3,296	19,929

1. Segment Information

(a) Primary reporting format – business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Six months ended 30th June 2005	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,203	1,567	(201)	16	7	1,389	1,219	1,047
Property trading	187	61		(19)		42	27	5
Interest on land premium			(158)			(158)	(130)	(130)
Sale of investment properties	501	89				89	149	149
Hotels				21	41	62	62	62
Valuation gains on investment properties from								
– change in fair value		4,584		30	5	4,619	3,816	3,654
– transfer to finance cost		158				158	130	130
– write-back of provision for land premium		692				692	571	571
	2,891	**7,151**	**(359)**	**48**	**53**	**6,893**	**5,844**	**5,488**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					722	722	722	722
Hong Kong Dragon Airlines					15	15	15	15
Aircraft engineering					130	130	130	130
Cargo handling					127	127	127	85
	–	**–**	**–**	**–**	**994**	**994**	**994**	**952**
Beverages								
Hong Kong	604	52				52	42	39
Taiwan	487	30	(2)			28	21	17
USA	1,364	118	(6)			112	93	93
Mainland China		(38)		118		80	80	70
Central costs		(15)				(15)	(14)	(14)
	2,455	**147**	**(8)**	**118**	**–**	**257**	**222**	**205**
Marine Services								
Ship repair, land engineering and harbour towage				23		23	23	23
Container handling				57	134	191	191	191
Ship owning and operating	714	154	(21)	77		210	205	205
	714	**154**	**(21)**	**157**	**134**	**424**	**419**	**419**
Trading & Industrial								
Car distribution	2,056	141	(1)			140	105	105
Shoe and apparel distribution	743	68		1		69	52	52
Waste services				35		35	35	35
Beverage can supply				26		26	26	26
Paint supply				34		34	34	34
Other activities	148	(7)	1			(6)	(6)	(6)
	2,947	**202**	**–**	**96**	**–**	**298**	**246**	**246**
Head Office	**16**	**13**	**14**	**–**	**–**	**27**	**16**	**16**
Inter-segment elimination	**(35)**							**–**
Total	**8,988**	**7,667**	**(374)**	**419**	**1,181**	**8,893**	**7,741**	**7,326**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M	2004 HK$M
Hong Kong	**3,966**	4,151	7,518	**7,143**	2,292	19,300
Asia (excluding Hong Kong)	**2,758**	2,221	4,608	**188**	88	256
North America	**1,550**	1,383	4,901	**182**	124	1,000
Shipowning and operating	**714**	643	1,297	**154**	160	308
	8,988	8,398	18,324	**7,667**	2,664	20,864

The activities of the Swire Pacific group are based mainly in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

1. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Six months ended 30th June 2004	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,044	1,447	(40)	10		1,417	1,242	1,087
Property trading	274	98		(12)		86	75	75
Interest on land premium			(459)			(459)	(379)	(379)
Sale of investment properties	766	245				245	316	316
Hotels				7	39	46	46	46
Valuation gains on investment properties from								
– change in fair value						–	–	–
– transfer to finance cost		500				500	412	412
	3,084	**2,290**	**(499)**	**5**	**39**	**1,835**	**1,712**	**1,557**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					764	764	764	764
Hong Kong Dragon Airlines					28	28	28	28
Aircraft engineering					104	104	104	104
Cargo handling					120	120	120	80
	–	**–**	**–**	**–**	**1,016**	**1,016**	**1,016**	**976**
Beverages								
Hong Kong	626	47				47	40	37
Taiwan	501	27	(2)			25	25	20
USA	1,306	101	(4)			97	55	55
Mainland China		(38)		104		66	66	58
Central costs		(16)				(16)	(16)	(16)
	2,433	**121**	**(6)**	**104**	**–**	**219**	**170**	**154**
Marine Services								
Ship repair, land engineering and harbour towage				18		18	18	18
Container handling				45	116	161	161	161
Ship owning and operating	643	160	(4)	12		168	164	164
	643	**160**	**(4)**	**75**	**116**	**347**	**343**	**343**
Trading & Industrial								
Car distribution	1,579	68	1			69	51	51
Shoe and apparel distribution	538	47		4		51	40	40
Waste services				37		37	37	37
Beverage can supply				23		23	23	23
Paint supply				9		9	9	9
Other activities	133	15	2			17	17	17
	2,250	**130**	**3**	**73**	**–**	**206**	**177**	**177**
Head Office	23	(37)	(166)	–	–	(203)	(203)	(203)
Inter-segment elimination	(35)							
Total	8,398	2,664	(672)	257	1,171	3,420	3,215	3,004

1. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Year ended 31st December 2004	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	4,060	2,810	(240)	21		2,591	2,251	1,944
Property trading	2,506	838		3		841	566	316
Interest on land premium			(459)			(459)	(379)	(379)
Sale of investment properties	766	245				245	316	316
Hotels				(5)	84	79	79	79
Valuation gains on investment properties from								
– change in fair value		15,620		72	(28)	15,664	12,913	12,095
– transfer to finance cost		500				500	412	412
Write-back of provision for trading properties				299		299	299	299
	7,332	**20,013**	**(699)**	**390**	**56**	**19,760**	**16,457**	**15,082**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					1,923	1,923	1,923	1,923
Hong Kong Dragon Airlines					104	104	104	104
Aircraft engineering					196	196	196	196
Cargo handling					255	255	255	170
	–	**–**	**–**	**–**	**2,478**	**2,478**	**2,478**	**2,393**
Beverages								
Hong Kong	1,358	148				148	132	119
Taiwan	1,029	106	(4)			102	65	50
USA	2,591	231	(10)			221	122	122
Mainland China		(75)		215		140	140	124
Central costs		(30)				(30)	(30)	(30)
	4,978	**380**	**(14)**	**215**	**–**	**581**	**429**	**385**
Marine Services								
Ship repair, land engineering and harbour towage				50		50	50	50
Container handling				104	261	365	365	365
Ship owning and operating	1,297	308	(8)	33		333	326	326
	1,297	**308**	**(8)**	**187**	**261**	**748**	**741**	**741**
Trading & Industrial								
Car distribution	3,265	147				147	106	106
Shoe and apparel distribution	1,167	96	(1)	9		104	80	80
Waste services				86		86	86	86
Beverage can supply				55		55	55	55
Paint supply				36		36	36	36
Other activities	307	11	3			14	12	12
	4,739	**254**	**2**	**186**	**–**	**442**	**375**	**375**
Head Office	161	(91)	(247)	–	–	(338)	(271)	(271)
Inter-segment elimination	(183)							
Total	18,324	20,864	(966)	978	2,795	23,671	20,209	18,705

2. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual accounts apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively the "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1st January 2005. The changes to the group's accounting policies and the effect of adopting these new standards are set out in note 3 below.

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the HKICPA and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Changes in accounting standards

The group's accounting policies remain consistent as set out more fully in the 2004 annual accounts, with the exception of those policies detailed below.

(i) Investment properties

Following the adoption of HKAS 40 "Investment property", changes in the fair values of investment properties are included in the profit and loss account. Previously the group had recorded such fair value changes in the property valuation reserve. In addition, Hong Kong Accounting Standard Interpretation ("HKAS-Int") 21 now requires deferred taxation to be calculated, using profits tax rates, as opposed to using capital gain tax rates, on these surpluses and deficits.

The adoption of the new HKAS 40 and HKAS-Int 21 has been applied retrospectively and comparatives presented have been restated to conform to the changed policy. Opening revenue reserves at 1st January 2004 and 2005 have been increased by HK$14,651 million and HK$26,818 million respectively. Profit for the six months ended 30th June 2004 and for the year ended 31st December 2004 have been increased by HK$74 million and HK$12,167 million respectively.

(ii) Leasehold land

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at fair value or cost less accumulated depreciation and accumulated impairment. Apart from certain presentational changes with comparatives restated, this change in accounting policy does not have any material effect on the accounts.

(iii) Financial assets and liabilities

The adoption of HKAS 32 "Financial instruments: disclosure and presentation" and HKAS 39 "Financial instruments: recognition and measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurement.

Financial assets are now classified into two categories: loans and receivables and available-for-sale investments. Loans and receivables are carried at amortised cost using the effective interest method whereas previously they were carried at cost. Available-for-sale investments are carried at fair value with any unrealised gains and losses recognised in equity. While there is no change in their measurement basis or the treatment of subsequent fair value changes, available-for-sale investments were previously classified as investment securities.

Borrowings are now recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the profit and loss account over the period of the borrowing using the effective interest method or at fair value through profit and loss. Borrowings were previously carried at cost.

3. Changes in accounting standards (continued)

This change in accounting policy has been applied retrospectively and comparatives presented have been restated to confirm to the changed policy. Opening revenue reserve as at 1 January 2004 and 2005 have been decreased by HK$16 million and by HK$22 million respectively. Profit for the six months ended 30th June 2004 and for the year ended 31st December 2004 have been decreased by HK$22 million and HK$6 million respectively.

(iv) Derivative financial instruments

Following the adoption of HKAS 32 and HKAS 39, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or (2) hedges of highly probable forecast transactions (cash flow hedges).

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Derivatives that do not qualify for hedge account

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

In previous years, derivative financial instruments were not separately recorded in the financial statements. The adoption of the new HKAS 39 represents a change in accounting policy. As a result of this change, the opening revenue reserve and cash flow hedge reserve at 1st January 2005 have been decreased by HK$114 million and increased by HK$80 million respectively. Comparatives have not been restated.

3. Changes in accounting standards (continued)

(v) Goodwill

Following the adoption of HKFRS 3 "Business combinations", HKAS 36 "Impairment of assets" and HKAS 38 "Intangible assets", goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the period is charged to the profit and loss account. This change in accounting policy has been applied prospectively from 1st January 2005 and amortisation of goodwill ceased on 31st December 2004. Goodwill previously eliminated against reserves, totalling HK$3,274 million as at 1st January 2005, is not reinstated on the balance sheet or included in the calculation of the profit or loss on disposal of subsidiary, jointly controlled and associated company.

(vi) Associated companies

The group no longer accounts for the indirect interest in an associated company through another associated company under HKAS 28 "Investments in associates". This change in accounting policy has been applied retrospectively and comparatives presented have been restated to conform to the changed policy. The opening revenue reserves at 1 January 2004 and 2005 have been increased by HK$46 million. Profit for the six months ended 30 June 2004 and for the year ended 31st December 2004 have not been materially affected. Comparatives have been restated.

(vii) Presentational changes

Apart from certain presentational changes with comparatives restated, the adoption of the following new HKFRSs does not have any material effects on the accounts:

(a) HKAS 1 "Presentation of financial statements" has affected the presentation of minority interest, share of net after-tax results of jointly controlled and associated companies and other disclosures.

(b) HKAS 24 has affected the disclosures of related-party transactions.

(viii) The effects of the changes in accounting standards on the opening reserves at 1st January 2005, the profit attributable to Company's shareholders and earnings per share are summarised below:

	Increase/ (decrease) in reserves at 1st January	Increase/(decrease) in attributable profit		Increase/(decrease) in earnings per share ('A' shares)	
		Year ended 31st December	Six months ended 30th June	Year ended 31st December	Six months ended 30th June
	2005 HK$M	2004 HK$M	2004 HK$M	2004 HK$	2004 HK$
Investment properties	(7,862)	12,167	74	7.95	0.05
Financial instruments	(56)	(6)	(22)	–	(0.02)
Associated companies	46	–	–	–	–
	(7,872)	12,161	52	7.95	0.03

4. Critical accounting estimates and judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include those related to investment properties, impairment of assets, income taxes and retirement benefit obligations.

5. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Gross rental income	**2,162**	2,000	3,975
Charter hire income	**714**	643	1,297
Sales of development properties	**187**	274	2,506
Sales of investment properties	**501**	766	766
Rendering of other services	**43**	54	108
Sales of goods	**5,381**	4,661	9,672
	8,988	8,398	18,324

6. Operating profit

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**3,601**	3,227	7,768
Cost of investment properties sold	**412**	520	520
Depreciation of property, plant and equipment	**263**	262	528
Staff costs	**1,162**	1,114	2,137
Operating lease rentals			
Land and buildings	**71**	68	140
Other equipment	**14**	15	25
Amortisation of deferred expenditure	**9**	21	42
Impairment losses on:			
Property, plant and equipment	**–**	–	21
Available-for-sale investments	**–**	–	15
Stocks and work in progress	**21**	18	48
Losses from transactions not qualifying as hedges	**11**	–	–
Other exchange differences	**4**	–	4
and after crediting:			
Gross rental income	**2,162**	2,000	3,975
Less: Outgoings	**449**	427	903
Net rental income	**1,713**	1,573	3,072
Charter hire income	**714**	643	1,297
Profit on sale of a subsidiary company	**21**	–	–
Profit on sale of shares in jointly controlled and associated companies	**–**	44	44
Profit on sale of property, plant and equipment	**6**	32	32
Profit on sale of investment properties	**89**	245	245
Valuation gains on investment properties from			
– change in fair value	**4,584**	–	15,620
– transfer to finance cost	**158**	500	500
– write-back of provision for land premium	**692**	–	–
Gains on fair value hedges	**60**	–	–

7. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Interest charged on:			
Bank loans and overdrafts	**37**	31	65
Other loans and bonds	**239**	263	533
Other borrowing costs	**10**	12	29
Land premium	**158**	500	500
Fair value gains on financial instruments:			
Interest rate swap: cash flow hedges, transfer from equity	**1**	–	–
Interest rate swap: fair value hedges	**1**	–	–
Interest rate swap: not qualifying as hedges	**(33)**	–	–
Deferred into properties under development for sale	**(11)**	(16)	(24)
Capitalised on			
– investment properties	**(4)**	(102)	(102)
– vessels	**(9)**	–	(2)
	389	688	999
Interest income on:			
Short-term deposits and bank balances	**(1)**	(7)	(13)
Other loans	**(14)**	(9)	(20)
	(15)	(16)	(33)
	374	672	966

8. Taxation

	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M
Current taxation			
Hong Kong profits tax	**110**	150	190
Overseas taxation	**118**	87	491
Under/(over)-provision in respect of previous years	**–**	11	(3)
Deferred taxation			
Changes in fair value of investment properties	**890**	15	2,766
Origination and reversal of other temporary differences	**34**	(58)	18
	1,152	205	3,462

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

Share of jointly controlled and associated companies' taxation for the six months ended 30th June 2005 of HK$71 million (30th June 2004: HK$52 million; 31st December 2004: HK$164 million) and HK$79 million (30th June 2004: HK$192 million; 31st December 2004: HK$383 million) respectively are included in the share of profits less losses of jointly controlled and associated companies.

9. Earnings per share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to Company's shareholders for the period ended 30th June 2005 of HK$7,326 million (30th June 2004: HK$3,004 million; 31st December 2004: HK$18,705 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period and throughout 2004.

10. Capital expenditure

	Property, plant and equipment HK$M	Investment properties HK$M	Leasehold land and land use rights HK$M	Intangible assets HK$M
Cost or valuation:				
At 31st December 2004				
– as originally stated	11,367	75,965	–	–
– transfer between categories	161	(1,569)	618	–
– as restated	11,528	74,396	618	–
Translation differences	2	–	–	–
Changes in the group	(74)	–	–	–
Additions	478	256	–	18
Disposals	(247)	(410)	–	–
Transfer between categories	27	(112)	85	–
Transfer to stocks	(56)	–	–	–
Valuation increase during the period	–	4,584	–	–
At 30th June 2005	11,658	78,714	703	18
Depreciation/amortisation:				
At 31st December 2004				
– as originally stated	5,023	–	–	–
– transfer between categories	42	–	27	–
– as restated	5,065	–	27	–
Translation differences	1	–	–	–
Changes in the group	(26)	–	–	–
Charge for the period	263	–	4	–
Disposals	(143)	–	–	–
Transfer to stocks	(48)	–	–	–
At 30th June 2005	5,112	–	31	–
Net book value:				
At 30th June 2005	6,546	78,714	672	18
At 31st December 2004 (restated)	6,463	74,396	591	–

11. Properties for sale

At 30th June 2005, properties for sale pledged as security for the group's long-term loans amounted to HK$779 million (31st December 2004: HK$670 million).

12. Trade and other receivables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade debtors	1,641	1,040
Amounts due from intermediate holding company	1	–
Amounts due from jointly controlled companies	10	11
Amounts due from associated companies	–	66
Other receivables	942	942
	2,594	2,059

The aged analysis of trade debtors was as follows:

	30th June 2005 HK$M	31st December 2004 HK$M
Under three months	1,614	972
Between three and six months	18	49
Over six months	9	19
	1,641	1,040

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

13. Trade and other payables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade creditors	767	645
Amounts due to intermediate holding company	63	82
Amounts due to jointly controlled companies	5	20
Amounts due to associated companies	–	16
Other payables	3,185	3,189
	4,020	3,952

The aged analysis of trade creditors was as follows:

	30th June 2005 HK$M	31st December 2004 HK$M
Under three months	765	638
Over six months	2	7
	767	645

14. Derivative financial instruments

The group uses derivative financial instruments solely for management of an underlying risk and the group mitigates the market risk by matching the gains and losses on the derivatives with the losses and gains on the assets, liabilities or transactions being hedged. It is the policy of the group not to enter into derivative transactions for speculative purposes.

	30th June 2005	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps – cash flow hedges	7	5
Interest-rate swaps – cash flow hedges	7	–
Forward foreign exchange contracts – cash flow hedges	19	44
Forward foreign exchange contracts – fair value hedges	–	13
Interest-rate swaps – not qualifying as hedges	7	15
Forward foreign exchange contracts – not qualifying as hedges	15	9
Total	55	86
Less non-current portion:		
Cross-currency swaps – cash flow hedges	7	5
Interest-rate swaps – cash flow hedges	7	–
Forward foreign exchange contracts – cash flow hedges	4	8
Forward foreign exchange contracts – fair value hedges	–	13
Interest-rate swaps – not qualifying as hedges	7	15
Forward foreign exchange contracts – not qualifying as hedges	7	7
	32	48
	23	38

15. Deferred taxation

The movement on the net deferred tax liabilities account is as follows:

	HK$M
At 1st January 2005	
– as originally stated	896
– deferred taxation on net valuation surpluses on investment properties	7,122
– deferred taxation on net derivative financial assets/liabilities	(18)
– as restated	8,000
Charged to profit and loss account	924
Charged to equity	4
At 30th June 2005	8,928
Represented by:	
Deferred tax assets	(23)
Deferred tax liabilities	8,951
	8,928

16. Reserves

	Revenue reserve (Note (a)) HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2005							
– as originally stated	51,391	34,680	342	33	232	(602)	86,076
– changes in accounting standards							
Prior year adjustments on							
– HKAS 32	(22)						(22)
– HKAS 39	(114)					80	(34)
– HKAS 40	33,567	(34,680)					(1,113)
– HKAS 28	46						46
– HKAS Interpretation 21	(6,749)						(6,749)
(Note 3(viii))	26,728	(34,680)	–	–	–	80	(7,872)
– as restated	78,119	–	342	33	232	(522)	78,204
Profit for the period	7,326						7,326
2004 final dividend	(2,174)						(2,174)
Exchange differences on cash flow hedges							
– recognised during the period						481	481
– deferred tax recognised						(64)	(64)
– transferred to the profit and loss account						(12)	(12)
– transferred to initial costs of hedged items						(24)	(24)
Revaluation surplus on available-for-sale investments recognised during the period					89		89
Exchange difference	6						6
At 30th June 2005	83,277	–	342	33	321	(141)	83,832

Note:

(a) The revenue reserve includes HK$919 million representing the proposed interim dividend for the period (31st December 2004: HK$2,174 million representing the proposed final dividend for 2004).

17. Minority interests

	Six months ended 30th June 2005 HK$M	Year ended 31st December 2004 HK$M
At 1st January		
– as originally stated	**6,544**	5,231
– changes in accounting standards		
Prior year adjustments on		
– HKAS 39	**(3)**	–
– HKAS Interpretation 21	**(453)**	(266)
	(456)	(266)
– as restated	**6,088**	4,965
Capital contribution	**–**	15
Repayment of capital contribution	**(5)**	(297)
Minority interests' share of profits less losses	**415**	1,504
Dividends paid and payable	**(560)**	(99)
Other movements	**5**	3
At the end of the period	**5,943**	6,091

18. Contingencies and commitments

	30th June 2005 HK$M	31st December 2004 HK$M
Outstanding commitments for capital expenditure at the end of the period:		
Contracted for but not provided for in the accounts	**2,676**	2,659
Authorised by Directors but not contracted for	**3,609**	2,902

Guarantees have been given in respect of bank loans and other liabilities outstanding at the end of the period amounting to:		
Jointly controlled companies	**1,223**	1,229
Associated companies	**10**	30
Third parties	**156**	166
	1,389	1,425

19. Related party transactions

There are agreements for services, in respect of which John Swire & Sons (HK) Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Service fees are calculated as 2.5% (2004: 2.5%) of the relevant company's consolidated profit before tax, exceptional items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies. For the six months ended 30th June 2005, service fees payable amounted to HK$60 million. Expenses of HK$43 million were reimbursed at cost; in addition, HK$67 million in respect of shared administrative services were reimbursed.

The following is a summary of other significant transactions between the group and related parties which were carried out in the normal course of the group's business:

		For the six months ended 30th June							
		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M	**2005 HK$M**	2004 HK$M
Revenue from sales of goods and rendering of services	*(a)*	**16**	15	**6**	6	**–**	–	**–**	–
Purchases of goods and services	*(a)*	**82**	91	**1**	1	**6**	6	**–**	–
Rental revenue	*(b)*	**–**	4	**3**	3	**3**	4	**17**	22
Interest income	*(c)*	**3**	4	**5**	4	**–**	–	**–**	–
Interest charges	*(c)*	**2**	–	**–**	–	**–**	–	**–**	–

Period-end balances arising from sales/purchases of goods/services with jointly controlled and associated companies, fellow subsidiaries and intermediate holding company are disclosed in Note 12 and 13. These balances arise in the normal course of business, are non-interest bearing and under normal credit terms.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Long-term loans advanced to jointly controlled and associated companies are non-interest bearing whilst other loans advanced to and loans due to jointly controlled companies bear interest at market rates. These loans have no fixed settlement dates.

Period-end loan balances with jointly controlled and associated companies are as follows:

	30th June 2005 HK$M	31st December 2004 HK$M
Loans due from jointly controlled companies less provisions	**9,080**	9,102
Loans due to jointly controlled companies	**4,841**	4,631
Loans due from associated companies less provisions	**1,176**	1,095
Loans due to associated companies	**150**	150

Corporate governance

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has also met most of the recommended best practices ("RBP") in the CG Code. One of the RBPs which the Company does not intend to comply with is in respect of quarterly reporting. Swire Pacific is opposed to quarterly reporting, not only because of the significant cost in terms of senior management time and expense this will require, but also because the benefits remain elusive. Quarterly accounts will increase the volatility of earnings and will have the effect of focusing investors' attention upon short-term matters at the expense of long-term earnings growth and investment for future periods. There is no evidence that quarterly reporting improves corporate governance standards. In summary, a requirement for quarterly reporting mistakes quantity for quality.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Share capital

During the period under review, the group did not purchase, sell or redeem any of its shares.

Directors' interests

At 30th June 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

	Capacity					
	Beneficial interest					
Swire Pacific Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Remarks
– 'A' shares						
P A Johansen	10,000	–	1,500	11,500	0.0012	See Note 1
Sir Adrian Swire	–	–	794,473	794,473	0.0854	See Note 2
D M Turnbull	1,266	–	–	1,266	0.0001	–
P N L Chen	–	2,000	–	2,000	0.0002	–
– 'B' shares						
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	–	–	200,000	200,000	0.0067	See Note 1
C Lee	750,000	–	21,105,000	21,855,000	0.7265	See Note 1
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6844	See Note 2
P N L Chen	65,000	10,142	–	75,142	0.0025	–

John Swire & Sons Limited	Capacity: Beneficial interest – Personal	Capacity: Beneficial interest – Family	Capacity: Trust interest	Total no. of shares	Percentage of issued capital (%)	Remarks
– Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	See Note 3
P A Johansen	8,000	–	–	8,000	0.01	See Note 3
Sir Adrian Swire	2,292,152	2,815,062	24,565,975	29,673,189	29.67	See Note 4
– 8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	See Note 3
Sir Adrian Swire	1,186,758	843,411	7,332,727	9,362,896	31.21	See Note 4

Cathay Pacific Airways Limited	Beneficial interest (personal)	Percentage of issued capital (%)
– Ordinary Shares		
P N L Chen	9,000	0.00027

Notes:

1. *All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.*
2. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.*
3. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.*
4. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.*

   Included in the personal beneficial interest of Sir Adrian Swire are 18,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders, including those referred to in Note 3, in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests in the Company's shares as at 30th June 2005:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Remarks
Substantial Shareholders					
John Swire & Sons Limited	40,765,128	4.38	2,012,783,265	67.01	See Note 1
Franklin Resources, Inc.	103,228,390	11.10	–	–	See Note 2
J.P. Morgan Chase & Company	111,588,980	11.99	–	–	See Note 3
Other Shareholders					
Aberdeen Asset Management Asia Limited			227,777,900	7.58	See Note 4
Capital Group Companies Inc.	56,042,871	6.02	–	–	See Note 4

Notes:

1. *The shares are held in the capacity of beneficial owner.*
2. *This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. A subsequent notification has been received from Templeton Global Advisors Ltd, which is a 100% owned subsidiary of Franklin Resources, Inc., declaring its interest in 55,761,220 'A' shares (representing 5.99% of the issued capital), held in the capacity of investment manager.*
3. *The shares held by J.P. Morgan Chase & Company are held in the following capacities:*

Capacity	No. of shares
Beneficial owner	3,180,076
Investment manager	46,235,660
Custodian Corporation/Lending agent	62,173,244

4. *These shares are held in the capacity of investment manager.*

The Company had not been notified of any short positions in the shares of the Company as at 30th June 2005.

At 30th June 2005, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of the Company representing 29.47% of the issued capital and 52.87% of the voting rights.

Subsequent Event

On 30th July 2005, the Company's offer to sell its entire 17.62% interest in Modern Terminals Limited ("MTL") for a total consideration of HK$2,900 million was accepted by two of the other shareholders of MTL pursuant to the provisions on pre-emption rights contained in its articles of association. Completion shall take place on or before 15th August 2005 (or such other date as may be agreed in writing between the parties). Upon completion, the Company will realise a profit on disposal of approximately HK$2,300 million.

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SWIRE PACIFIC

www.swirepacific.com